UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Fourth Quarter and Full Year 2012 Earnings Release
Regulated Information
March 7, 2013 - 7:00 a.m. CET
DELHAIZE GROUP 2012 RESULTS
Financial Highlights 2012 (at identical exchange rates)
»	Revenue growth of 2.9%; organic revenue growth of 2.1%
»	62% of the Food Lion brand repositioning completed
»	Underlying operating profit decline of 17.5%
»	Free cash flow generation of €772 million at actual exchange rates
»	Proposed full year gross dividend of €1.40 per share
Financial Highlights Fourth Quarter 2012 (at identical exchange rates)
»	Revenue growth of 0.3%; organic revenue growth of 2.5%
»	Positive comparable store sales and volume growth at Food Lion
»	Underlying operating margin of 3.6%; impacted by ongoing price investments
Appointments
»	Proposed appointment of Ms. Elizabeth Doherty as new independent Director

»  CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “As indicated in January, our financial results in 2012 were within guidance. We are particularly pleased by our strong free cash flow generation and we believe that we will generate an average of approximately €500 million free cash flow per annum over 2013-2015.”

“In 2013, we will remain focused on accelerating the progress at Food Lion, revitalizing Delhaize Belgium and driving growth in Southeastern Europe. We aim to remain relevant to our customers, continuing our sustainable price policies and accelerating revenue growth. We will fund this through a combination of disciplined capital allocation and cost control. The decision to decrease the dividend this year is a clear example of Delhaize Group’s commitment to maintaining its financial strength and achieving revenue growth.”

“We remain encouraged by the continuation of several positive trends we experienced during the fourth quarter of 2012, particularly in the U.S. Over time, we believe that Delhaize Group has the ability to improve its operating performance in all of its markets, by staying focused on sustainable revenue growth and strict cost management. We are looking forward to provide further updates on our strategic progress on May 8 at the occasion of our Q1 release and Capital Markets Day.”

»  Financial Summary

Q4 2012 (1)				2012 (1)

Actual Results	At Actual Rates	At Identical Rates	€ in Millions, except EPS (in €)	Actual Results	At Actual Rates	At Identical Rates

5 763	+2.3%	+0.3%	Revenues	22 737	+7.7%	+2.9%
(50)	N/A	N/A	Operating profit (loss)	390	-52.0%	-56.1%
(0.9%)	-	-	Operating margin	1.7%	-	-
204	-25.3%	-26.3%	Underlying operating profit	810	-13.4%	-17.5%
3.5%	-	-	Underlying operating margin	3.6%	-	-
(127)	N/A	N/A	Profit (loss) before taxes and discontinued operations	149	-76.4%	-80.0%
(151)	N/A	N/A	Net profit (loss) from continuing operations	125	-73.7%	-78.9%
(168)	N/A	N/A	Group share in net profit (loss)	105	-77.8%	-82.9%
(1.67)	N/A	N/A	Basic earnings per share - Group share in net profit (loss)	1.05	-77.8%	-82.9%

(1)

The average exchange rate of the U.S. dollar against the euro strengthened by 4.0% in the fourth quarter of 2012 (€1 = $1.2967) compared to the fourth quarter of 2011 and strengthened by 8.3% in 2012 (1€ = $1.2848) compared to 2011.

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»  Full Year 2012 Income Statement

Revenues

In 2012, Delhaize Group achieved revenues of €22.7 billion. This represents an increase of 7.7% at actual exchange rates, mainly due to the strengthening of the U.S. dollar by 8.3% against the euro compared to 2011, or 2.9% at identical exchange rates. Organic revenue growth was 2.1%.

In 2012, revenue growth was the result of:

—

Revenue growth of 0.9% in the U.S. in local currency excluding the impact of the 126 stores closed in the first quarter of 2012. This growth was realized despite negative comparable store sales growth (-0.8%);

—	Revenue growth of 1.6% in Belgium as a result of network growth and comparable store sales growth of 0.6%;
—

Solid revenue growth of 34.1% at identical exchange rates in Southeastern Europe and Asia following the acquisition of the Maxi operations in 2011 (+10.0% at identical exchange rates excluding Maxi) and the strong performance in Greece and Romania.

Gross margin

Gross margin was 24.5% of revenues, a 102 basis points decrease at identical exchange rates due to price investments across the Group. The lower margin of our Maxi business also contributed to the decreased gross margin.

Other operating income

Other operating income was €122 million, an increase of €4 million compared to last year.

Selling, general and administrative expenses

Selling, general and administrative expenses were 21.4% of revenues and were flat at identical exchange rates as expenses related to our strategic initiatives in the U.S. and salary indexations in Belgium were offset by cost savings across the Group, a payroll tax refund in Belgium and the reduction of our U.S. bonus accrual.

Other operating expenses

Other operating expenses were €428 million compared to €169 million last year due to €125 million store closing expenses primarily resulting from the portfolio optimization announced in January 2012 and a €270 million impairment charge recorded in the fourth quarter of 2012, mostly related to Maxi, and to a lesser extent to the planned Sweetbay store closures.

Underlying operating profit

Underlying operating profit decreased by 13.4% at actual exchange rates to €810 million (-17.5% at identical exchange rates). Underlying operating margin decreased to 3.6% of revenues (4.4% last year).

Operating profit

As a result of the charges described above, operating profit decreased to €390 million and the operating margin was 1.7%.

EBITDA

EBITDA decreased by 14.5% at actual exchange rates to €1.3 million (-18.3% at identical exchange rates), mostly due to the store portfolio optimization charge in the first quarter of 2012.

Net financial expenses

Net financial expenses were €241 million, an increase of €50 million at identical exchange rates mainly due to the premiums paid as part of the debt refinancing at the end of 2012 and to the additional debt to partially finance the Maxi acquisition.

Effective tax rate

The effective tax rate decreased from 24.6% in 2011 to 15.8% in 2012 mainly due to the deductibility of the portfolio optimization charges in the U.S. in the first quarter of 2012 and the resolution of several tax matters in the U.S. in the third quarter. This impact was partially compensated by the non-deductible goodwill impairment charges of €136 million in the fourth quarter of 2012.

Net profit from continuing operations

Net profit from continuing operations decreased by 73.7% (-78.9% at identical exchange rates) to €125 million or €1.27 basic earnings per share (€4.74 in 2011) as a result of the portfolio optimization charge in the first quarter, the impairment charge in the

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	2 of 27

fourth quarter and a decline in operating profit which were partially offset by the resolution of tax matters.

Result from discontinued operations

Delhaize Group recorded a loss of €22 million in discontinued operations mostly related to the Albanian operations (including an impairment charge of €16 million) following the sale of these operations in February 2013.

Net profit

Group share in net profit amounted to €105 million, a decrease of 77.8% at actual exchange rates (-82.9% at identical exchange rates) compared to 2011, mainly due to portfolio optimization and impairment charges, partly offset by the favorable impact of lower tax charges. Per share, basic net profit was €1.05 (€4.71 in 2011) and diluted net profit was €1.04 (€4.68 in 2011).

Dividend

The Board of Directors of Delhaize Group will propose to the Ordinary Shareholders Meeting of May 23, 2013, the payment of a gross dividend of €1.40 per share. The decision to decrease the dividend this year is a clear example of Delhaize Group’s commitment to maintaining its financial strength and achieving revenue growth. After deduction of the 25% Belgian withholding tax, the proposed net dividend is €1.05 per share. The net dividend of €1.05 per share will be payable to owners of ordinary shares against coupon no. 51. Delhaize Group ordinary shares will start trading ex-coupon on May 28, 2013 (opening of the market). The record date (i.e., the date at which shareholders are entitled to the dividend) is May 30, 2013 (closing of the market) and the payment date is May 31, 2013.

»  Full Year 2012 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In 2012, net cash provided by operating activities was €1 408 million, an increase of €302 million compared to 2011, primarily as a result of inventory reduction initiatives across the Group and especially in the U.S., an improved vendor payment process in Belgium and improvement in the working capital position at Maxi over the course of 2012.

Free cash flow

As a result of working capital discipline and lower capital expenditures (€688 million in 2012 compared to €762 million in 2011), we generated €772 million free cash flow in 2012.

Net debt

The net debt to equity ratio was 39.7% at the end of 2012 compared to 48.8% at the end of 2011. Net debt decreased by €587 million to €2.1 billion mainly as a result of strong free cash flow generation.

»  Fourth Quarter 2012 Income Statement

Revenues

In the fourth quarter of 2012, Delhaize Group’s revenues increased by 2.3% and 0.3% at actual and identical exchange rates, respectively. Organic revenue growth was 2.5%.

Revenues at Delhaize America increased by 1.4% in local currency when excluding the impact of the 126 stores closed as part of our portfolio review in early 2012 (-2.1% including the revenues of the 126 closed stores) and were impacted by a 0.3% negative calendar impact due to the timing of New Year (as the financial year ended for our U.S. operations on December 29, 2012). Comparable store sales were flat and volume growth turned positive for the quarter, as a result of the Food Lion brand repositioning and better volume trends at Hannaford. Revenues at Delhaize Belgium increased by 2.4% as a result of comparable store sales growth of 0.8%, the contribution of new stores and a 0.5% positive calendar impact. Revenues in Southeastern Europe and Asia grew by 7.3% at identical exchange rates as a result of the strong performance in Greece and Romania.

Gross margin

Gross margin was 24.3% of revenues, a 130 basis points decrease at identical exchange rates, mainly as a result of our continued price investments across the Group and especially in the U.S.

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Other operating income

Other operating income was €31 million, a decrease of €14 million as 2011 included an insurance reimbursement related to tornado damages.

Selling, general and administrative expenses

Selling, general and administrative expenses were 20.9% of revenues, a 32 basis points improvement at identical exchange rates due to a payroll tax refund related to prior year in Belgium and cost savings across the group, partly offset by severance payments as well as salary indexations in Belgium.

Other operating expenses

Other operating expenses were €278 million and included €270 million impairment charges, mostly related to Maxi, and to a lesser extent to the planned Sweetbay store closures.

Underlying operating profit

Underlying operating profit decreased by 25.3% (26.3% at identical exchange rates), mostly as a result of the Food Lion repositioning but also continued price investments at Hannaford and in Belgium. Underlying operating margin was 3.5% of revenues compared to 4.8% in 2011.

Operating loss

Delhaize Group recorded an operating loss of €50 million in the fourth quarter of 2012 mainly due to the €270 million impairment charges.

EBITDA

EBITDA decreased by 12.9% at actual exchange rates to €382 million (-14.9% at identical exchange rates).

Net financial expenses

Net financial expenses were €77 million and included €19 million non-recurring charges related to the debt refinancing in the fourth quarter of 2012.

Effective tax rate

We incurred an income tax expense in the fourth quarter despite having a loss before tax mainly as a result of the non-deductible goodwill impairment charges related to our Maxi operations.

Net loss from continuing operations

Net loss from continuing operations was €151 million or €1.47 basic loss per share compared to a basic profit per share of €0.99 in the fourth quarter of 2011.

Result from discontinued operations

Delhaize Group recorded a loss of €20 million in discontinued operations related to the Albanian operations (including an impairment charge of €16 million) following the sale of these operations in February 2013.

Net loss

Group share in net loss was €168 million. Basic net loss per share was €1.67 compared to a profit of €0.98 in 2011 and diluted net loss per share was €1.66 compared to a net profit of €0.98 in 2011.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	4 of 27

»  Segment Information (at actual exchange rates)

2012	Revenues			Underlying Operating Margin(2)		Underlying Operating Profit/(Loss) (2)
(in millions)	2012	2011	2012 /2011	2012	2011	2012	2011	2012 /2011
United States	$18 800	19 230	-2.2%	3.8%	4.8%	705	921	-23.5%
United States	€14 632	13 815	+5.9%	3.8%	4.8%	549	662	-17.1%
Belgium	€4 922	4 845	+1.6%	4.0%	4.8%	197	231	-14.8%
SEE & Asia (1)	€3 183	2 450	+29.9%	3.3%	3.4%	105	84	+25.8%
Corporate	€-	-	N/A	N/A	N/A	(41)	(40)	-1.0%
TOTAL	€22 737	21 110	+7.7%	3.6%	4.4%	810	937	-13.4%

Q4 2012	Revenues			Underlying Operating Margin(2)		Underlying Operating Profit/(Loss) (2)
(in millions)	Q4 2012	Q4 2011	2012 /2011	Q4 2012	Q4 2011	Q4 2012	Q4 2011	2012 /2011
United States	$4 670	4 770	-2.1%	3.3%	5.1%	156	243	-35.7%
United States	€3 600	3 534	+1.9%	3.3%	5.1%	120	179	-33.0%
Belgium	€1 303	1 272	+2.4%	4.0%	4.9%	53	61	-15.1%
SEE & Asia (1)	€860	828	+3.9%	5.2%	5.0%	45	42	+7.7%
Corporate	€-	-	N/A	N/A	N/A	(14)	(9)	-37.2%
TOTAL	€5 763	5 634	+2.3%	3.5%	4.8%	204	273	-25.3%
(1)

The segment “Southeastern Europe & Asia” includes Alfa Beta (Greece), Mega Image (Romania), 51% of Super Indo (Indonesia) and since August 1, 2011 Maxi (Serbia, Bulgaria, Bosnia and Herzegovina and Montenegro). 2011 figures have been represented as Albanian operations are now included in discontinued operations.

(2)	For a definition of underlying operating profit, please refer to the “Definitions” on page 26 of this document. A reconciliation with reported operating profit is provided on page 24 of this document.

United States

In 2012, U.S. operations generated revenues of $18.8 billion (€14.6 billion), a decrease of 2.2% compared to 2011 in local currency. Excluding revenues from the 126 stores closed in February 2012, U.S. revenues increased by 0.9% in local currency. Comparable store sales decreased by 0.8%. In 2012, 537 Food Lion stores (268 as part of Phase 2 and 269 as part of Phase 3) were impacted by the brand repositioning.

In 2012, the U.S. gross margin decreased by 107 basis points to 26.2% as a result of price investments, especially at Food Lion, and the negative impact from the 126 stores closure.

Selling, general and administrative expenses as a percentage of revenues increased by 21 basis points to 23.0% mainly as a result of lower sales and the impact of the Food Lion brand repositioning, partly offset by the reduction of the U.S. bonus accrual.

In 2012, the underlying operating margin of our U.S. business decreased to 3.8% (4.8% in 2011) mainly as a result of price investments. Underlying operating profit decreased by 23.5% to $705 million (€549 million). Operating margin was 2.3% mainly as a result of $249 million (€194 million) impairment and store closing charges.

During 2013, Delhaize Group will roll-out the brand repositioning work to another 360 Food Lion stores.

In the fourth quarter of 2012, revenues at Delhaize America decreased by 2.1% to $4.7 billion (€3.6 billion). Excluding revenues from the 126 stores closed in February 2012, U.S. revenues increased by 1.4% in local currency. Comparable store sales were flat excluding a negative calendar effect of 0.3%. Volume growth was positive as a result of the Food Lion brand repositioning, continued price investments at Hannaford and the expansion of Bottom Dollar Food. Retail deflation accelerated compared to the third quarter and reached 1.5%. The repositioned Food Lion stores delivered comparable store sales and volume growth (both transactions and items) during the quarter.

In the fourth quarter of 2012, underlying operating profit decreased by 35.7% to $156 million (€120 million) mainly due to a decrease in the gross margin resulting from our price investments. Underlying operating margin for the quarter was 3.3% compared to 5.1% in 2011.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	5 of 27

Belgium

Delhaize Belgium posted revenues of €4.9 billion in 2012, an increase of 1.6% compared to 2011, as a result of comparable store sales growth of 0.6% and network growth.

During 2012, Delhaize Belgium’s gross margin decreased by 71 basis points to 20.3% of revenues as a result of price investments and the comparison with 2011 which included €15 million of VAT refunds.

Selling, general and administrative expenses decreased by 6 basis points to 16.7%. The automatic salary indexation continued to impact our cost structure but could partly be offset by a payroll tax refund related to prior year. Underlying operating profit decreased by 14.8% to €197 million and the underlying operating margin of Delhaize Belgium decreased from 4.8% to 4.0%.

2012 was a challenging year as discounters continued to gain market share, and this trend is likely to continue.

In the fourth quarter of 2012, revenues in Belgium were €1.3 billion, an increase of 2.4% over 2011, with comparable store sales growth of 0.8% mainly resulting from good year-end sales and adjusted for a positive calendar impact of 0.5%.

Underlying operating profit in Belgium decreased by 15.1% to €53 million in the fourth quarter of 2012 and the underlying operating margin was 4.0% (4.9% last year) as a result of price investments and higher promotional activity and salary indexations.

Southeastern Europe and Asia

2012 revenues of the Southeastern Europe and Asia segment increased by 29.9% to €3.2 billion (+34.1% at identical exchange rates), mainly as a result of the Maxi acquisition, consolidated as of August 1, 2011, and to a lesser extent as a result of revenue growth in Greece. We also reported good revenue increases in Romania and Indonesia helped by store openings and positive comparable sales growth.

In 2012, our Southeastern Europe and Asia segment contributed to half of our Group’s organic revenue growth.

During 2012, gross margin decreased by 43 basis points due to the lower gross margin of Maxi. Excluding Maxi, gross margin for the segment increased by 32 basis points as a result of better supplier terms, partly offset by price investments. Selling, general and administrative expenses as a percentage of revenues decreased by 15 basis points to 20.3% (increased by 25 basis points excluding Maxi) as a result of higher taxes in Greece due to austerity measures and higher staff costs and rents due to new store openings. Underlying operating margin was 3.3% or 4.2% excluding Maxi (3.4% in 2011) while underlying operating profit was €105 million, or an increase of 30.9% at identical exchange rates.

In February 2013, we completed the previously announced disposal of our Albanian operations.

In the fourth quarter of 2012, revenues in Southeastern Europe and Asia increased by 3.9% at actual exchange rates to €860 million. At identical exchange rates, revenues increased by 7.3% as a result of the expansion of the store network and retail inflation. Alfa Beta continued to grow sales in a declining market. Mega Image added 40 stores to its network bringing the total number of stores to 193 at year-end. We experienced lower growth in Serbia.

In the fourth quarter of 2012, underlying operating profit increased by 10.8% to €45 million at identical exchange rates, while underlying operating margin increased to 5.2% from 5.0% mostly driven by improvements in Romania and Serbia.

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»  Changes in Delhaize Group Board of Directors

Delhaize Group is pleased to announce that the Board of Directors will propose to the shareholders the appointment of Ms. Elizabeth Doherty as a new independent director. Ms. Doherty, formerly the Chief Financial Officer of Reckitt Benckiser, is proposed to join the Board of Directors in May 2013. “We are excited to have Liz join our Board,” said Mats Jansson, Chairman of the Delhaize Group Board of Directors, “she brings extensive financial experience, a global perspective, and a wealth of knowledge in both consumer goods and retail to our Group.”

Ms. Doherty began her career with Unilever in 1979 as an assistant auditor and then spent the following 22 years serving the organization, assuming positions of increasing responsibility in audit, accounting, supply chain, commercial operations, and finance in multiple countries across Europe and Asia. She left Unilever as Senior Vice President Finance, Central & Eastern Europe in 2001 to enlist with Tesco as its Group International Finance Director where she led that function for six years. In 2007 she joined Brambles Industries as its Chief Financial Officer and most recently served as CFO of Reckitt Benckiser, from 2011 to 2013. In addition to her executive experience she has also served on the Boards of both Brambles Industries and Reckitt Benckiser as well as that of SABMiller.

Ms. Doherty graduated from the University of Manchester, in the United Kingdom with a Bachelor of Science (Honors) in Liberal Studies in Science (Physics). She also is a Fellow of the Chartered Institute of Management Accountants in the United Kingdom.

»  2013 Outlook

In the U.S., we strive to accelerate growth at Food Lion. Phase 4 of the brand strategy which will cover 180 stores mainly in the Baltimore/Washington D.C. markets will be launched in the second quarter. Additionally, we will seek to continue to improve Hannaford’s price competitiveness. Cost savings throughout Delhaize America, and improved results at Bottom Dollar Food and Sweetbay, will partly help us fund the planned price investments.

In Europe, Delhaize Belgium will focus on further revitalizing its brand by reinforcing its historical strengths (private brands, quality and health, freshness, assortment and shopping experience) while it further improves its overall pricing and cost structures. For Southeastern Europe and Asia, we will continue to focus on market share gains in Greece despite the current economic environment, and to strive for growth in all other markets in this segment.

In addition, we target flat SG&A as a percentage of revenues, as well as net finance costs of approximately €210 million. We expect capital expenditures of approximately €650 million (excluding leases and at identical exchange rates) and plan to open 200 new stores for the year, mostly in Southeastern Europe and Asia.

Finally and as previously indicated, we target to generate an average of approximately €500 million free cash flow annually over 2013-2015.

»  Conference Call and Webcast

Delhaize Group’s management will comment on the fourth quarter and full year 2012 results during a conference call starting March 7, 2013 at 03:00 pm CET / 09:00 am ET. The conference call can be attended by calling +44 (0)20 7136 2051 (U.K), +32 (0)2 620 0138 (Belgium) or +1 212 444 0481 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

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»  Delhaize Group

Delhaize Group is a Belgian international food retailer present in ten countries on three continents. At the end of 2012, Delhaize Group’s sales network consisted of 3 451 stores. In 2012, Delhaize Group posted €22.7 billion ($29.2 billion) in revenues and €105 million ($135 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»  Financial Calendar

• Press release – 2013 first quarter results and Capital Markets Day	May 8, 2013
• Press release – 2013 second quarter results	August 8, 2013
• Press release – 2013 third quarter results	November 7, 2013

»  Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

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DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

»  Condensed Consolidated Balance Sheet(1)

(in millions of €)	December 31, 2012	December 31, 2011
Non-current assets	8 717	9 158
Goodwill	3 189	3 414
Intangible assets	848	878
Property, plant and equipment	4 331	4 550
Investment property	116	83
Financial assets	30	31
Derivative instruments	61	57
Other non-current assets	142	145
Current assets	3 219	3 134
Inventories	1 401	1 717
Receivables and other assets	775	813
Financial assets	93	115
Derivative instruments	-	1
Cash and cash equivalents	932	432
Assets classified as held for sale	18	56
Total assets	11 936	12 292

Total equity	5 193	5 419
Shareholders’ equity	5 191	5 414
Non-controlling interests	2	5
Non-current liabilities	3 944	4 045
Long-term debt	2 313	2 325
Obligations under finance lease	612	689
Deferred tax liabilities	570	624
Derivative instruments	10	20
Provisions	369	289
Other non-current liabilities	70	98
Current liabilities	2 799	2 828
Short-term borrowings	-	60
Long-term debt - current portion	156	88
Obligations under finance lease	62	61
Accounts payable	1 884	1 845
Derivative instruments	4	-
Other current liabilities	689	774
Liabilities associated with assets held for sale	4	-
Total liabilities and equity	11 936	12 292
$ per € exchange rate	1.3194	1.2939

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	9 of 27

»  Condensed Consolidated Income Statement(1)

Q4 2012	Q4 2011	(in millions of €)	YTD 2012	YTD 2011
5 763	5 634	Revenues	22 737	21 110
(4 360)	(4 193)	Cost of sales	(17 170)	(15 749)
1 403	1 441	Gross profit	5 567	5 361
24.3%	25.6%	Gross margin	24.5%	25.4%
31	45	Other operating income	122	118
(1 206)	(1 192)	Selling, general and administrative expenses	(4 871)	(4 497)
(278)	(147)	Other operating expenses	(428)	(169)
(50)	147	Operating profit (loss)	390	813
(0.9%)	2.6%	Operating margin	1.7%	3.9%
(75)	(50)	Finance costs	(258)	(203)
(2)	11	Income from investments	17	23
(127)	108	Profit (loss) before taxes and discontinued operations	149	633
(24)	(8)	Income tax expense	(24)	(156)
(151)	100	Net profit (loss) from continuing operations	125	477
(20)	(1)	Result from discontinued operations, net of tax	(22)	(2)
(171)	99	Net profit (loss), before non-controlling interests	103	475
(3)	-	Net loss attributable to non-controlling interests	(2)	-
(168)	99	Net profit (loss) attributable to equity holders of the Group - Group share in net profit (loss)	105	475
		(in €, except number of shares)
		Group share in net profit (loss) from continuing operations:
(1.47)	0.99	Basic earnings per share	1.27	4.74
(1.47)	0.99	Diluted earnings per share	1.26	4.70
		Group share in net profit (loss):
(1.67)	0.98	Basic earnings per share	1.05	4.71
(1.66)	0.98	Diluted earnings per share	1.04	4.68
		Weighted average number of shares outstanding:
100 833 290	100 710 306	Basic	100 777 257	100 683 828
101 128 352	101 148 833	Diluted	101 133 583	101 425 903
101 921 498	101 892 190	Shares issued at the end of the period	101 921 498	101 892 190
100 877 363	100 708 242	Shares outstanding at the end of the period	100 877 363	100 708 242
1.2967	1.3482	Average $ per € exchange rate	1.2848	1.3920

(1)	2011 was adjusted for the reclassification of the Albanian activities to discontinued operations.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	10 of 27

»  Condensed Consolidated Statement of Comprehensive Income

Q4 2012	Q4 2011	(in millions of €)	YTD 2012	YTD 2011
(171)	99	Net profit (loss) of the period	103	475

(1)	3	Gain (loss) on cash flow hedge	2	-
3	(10)	Reclassification adjustment to net profit	4	(5)
(1)	3	Tax (expense) benefit	(2)	2
1	(4)	Gain (loss) on cash flow hedge, net of tax	4	(3)

-	(3)	Unrealized gain (loss) on financial assets available for sale	(1)	6
-	(1)	Reclassification adjustment to net profit	(6)	(4)
-	1	Tax (expense) benefit	1	-
-	(3)	Unrealized gain (loss) on financial assets available for sale, net of tax	(6)	2

(16)	(8)	Actuarial gain (loss) on defined benefit plans	(16)	(17)
4	4	Tax (expense) benefit	4	7
(12)	(4)	Actuarial gain (loss) on defined benefit plans, net of tax	(12)	(10)

(60)	120	Exchange gain (loss) on translation of foreign operations	(140)	53
-	-	Reclassification adjustment to net profit	-	-
(60)	120	Exchange gain (loss) on translation of foreign operations	(140)	53
(71)	109	Other comprehensive income	(154)	42
-	(1)	Attributable to non-controlling interests	(1)	(1)
(71)	110	Attributable to equity holders of the Group	(153)	43

(242)	208	Total comprehensive income for the period	(51)	517
(3)	(1)	Attributable to non-controlling interests	(3)	(1)
(239)	209	Attributable to equity holders of the Group	(48)	518

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	11 of 27

»  Condensed Consolidated Statement of Changes in Equity(1)

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2012	5 414	5	5 419
Other comprehensive income	(153)	(1)	(154)
Net profit	105	(2)	103
Total comprehensive income for the period	(48)	(3)	(51)
Capital increases	1	-	1
Dividends declared	(177)	-	(177)
Tax payment for restricted shares vested	(2)	-	(2)
Share-based compensation expense	13	-	13
Purchase of non-controlling interests	(10)	-	(10)
Balances at December 31, 2012	5 191	2	5 193
Shares issued	101 921 498
Treasury shares	1 044 135
Shares outstanding	100 877 363

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2011	5 068	1	5 069
Other comprehensive income	43	(1)	42
Net profit	475	-	475
Total comprehensive income for the period	518	(1)	517
Capital increases	13	-	13
Dividends declared	(174)	-	(174)
Call option on own equity instruments	(6)		(6)
Treasury shares purchased	(20)	-	(20)
Treasury shares sold upon exercise of employee stock options	4	-	4
Tax payment for restricted shares vested	(4)	-	(4)
Excess tax benefit on employee stock options and restricted shares	1	-	1
Share-based compensation expense	13	-	13
Non-controlling interests resulting from business combinations	-	15	15
Purchase of non-controlling interests	1	(10)	(9)
Balances at December 31, 2011	5 414	5	5 419
Shares issued	101 892 190
Treasury shares	1 183 948
Shares outstanding	100 708 242

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	12 of 27

»  Condensed Consolidated Statement of Cash Flows

Q4 2012	Q4 2011	(in millions of €)	YTD 2012	YTD 2011
		Operating activities
(171)	99	Net profit (loss), before non-controlling interests	103	475
		Adjustments for:
163	158	Depreciation and amortization	650	586
286	133	Impairment	288	135
100	48	Income taxes, finance costs and income from investments	264	337
7	13	Other non-cash items	-	31
302	(14)	Changes in operating assets and liabilities	428	(196)
(93)	(69)	Interest paid	(229)	(196)
2	2	Interest received	10	11
(10)	(38)	Income taxes paid	(106)	(77)
586	332	Net cash provided by operating activities	1 408	1 106
		Investing activities
2	(5)	Business acquisitions and disposals	(9)	(591)
(161)	(302)	Purchase of tangible and intangible assets (capital expenditures)	(688)	(762)
21	3	Sale of tangible and intangible assets	39	11
2	86	Net investment in debt securities	(1)	72
-	(2)	Settlement of derivative instruments	-	(2)
1	7	Other investing activities	22	7
(135)	(213)	Net cash used in investing activities	(637)	(1 265)
451	119	Cash flow before financing activities	771	(159)
		Financing activities
1	2	Exercise of share warrants and stock options	(1)	13
-	-	Call options on own equity instruments	-	(6)
-	(3)	Treasury shares purchased	-	(20)
(7)	-	Non-controlling interests purchased	(23)	(9)
-	-	Dividends paid	(180)	(173)
-	-	Escrow maturities	-	2
396	400	Borrowing under long-term loans, net of financing costs	621	408
(265)	(177)	Repayment of long-term loans	(564)	(224)
(14)	(19)	Repayment of lease obligations	(54)	(53)
-	(434)	Borrowings under (repayments of) short-term loans, net	(60)	(86)
(2)	9	Settlement of derivative instruments	(1)	2
109	(222)	Net cash provided by (used in) financing activities	(262)	(146)
(12)	6	Effect of foreign currency translation	(8)	(21)
548	(97)	Net increase (decrease) in cash and cash equivalents	501	(326)
385	529	Cash and cash equivalents at beginning of period	432	758
933 (1)	432	Cash and cash equivalents at end of period	933 (1)	432
(1)	Including €1 million in assets classified as held for sale

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	13 of 27

»  Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in ten countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The full year 2012 and 2011 information in the condensed financial statements on pages 9-13 of this summary financial report (“report”) is based on Delhaize Group’s 2012 annual financial statements, which have not yet been published.

The condensed consolidated financial statements of the Group for the financial year ended December 31, 2012 were authorized by the Board of Directors on March 6, 2013.

As this interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, it should therefore be read in conjunction with the full 2012 consolidated financial statements, from which these condensed financial statements have been derived and which are planned to be published on the Delhaize Group website by March 31, 2013.

The Group’s statutory auditor confirmed that the audit opinion on the 2012 consolidated financial statements will be unqualified.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed financial statements are presented in millions of euros, the Group’s presentation currency, except where stated otherwise.

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IASB pronouncements that have been adopted as of January 1, 2012:

—	Amendments to IAS 12 Income Taxes; and

—	Amendments to IFRS 7 Derecognition Disclosure.

The adoption of these new, amended or revised pronouncements did not have a significant impact on the condensed financial statements of the Group.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued but not yet effective as of the balance sheet date. We will report on these new pronouncements in our 2012 consolidated financial statements.

Segment reporting

The condensed operating segments information for 2012 and 2011 is as follows:

2012	Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)	2012	2011	2012 /2011	2012	2011	2012	2011	2012 /2011
United States	$18 800	19 230	-2.2%	2.3%	3.9%	441	742	-40.5%
United States	€14 632	13 815	5.9%	2.3%	3.9%	343	534	-35.6%
Belgium	€4 922	4 845	1.6%	4.1%	5.0%	202	243	-16.9%
SEE & Asia (1)	€3 183	2 450	29.9%	(3.5%)	3.3%	(113)	81	N/A
Corporate	€-	-	N/A	N/A	N/A	(42)	(45)	6.0%
TOTAL	€22 737	21 110	7.7%	1.7%	3.9%	390	813	-52.0%

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	14 of 27

Q4 2012	Revenues			Operating Margin			Operating Profit/(Loss)
(in millions)	Q4 2012	Q4 2011	2012 /2011	Q4 2012		Q4 2011	Q4 2012	Q4 2011	2012 /2011
United States	$4 670	4 770	-2.1%	1.9%		1.6%	88	69	27.6%
United States	€3 600	3 534	1.9%	1.9%		1.6%	68	55	24.1%
Belgium	€1 303	1 272	2.4%	4.3%		5.0%	57	64	-11.4%
SEE & Asia (1)	€860	828	3.9%	(18.6%	)	4.9%	(160)	40	N/A
Corporate	€-	-	N/A	N/A		N/A	(15)	(12)	-25.5%
TOTAL	€5 763	5 634	2.3%	(0.9%	)	2.6%	(50)	147	N/A
(1)	The segment “Southeastern Europe & Asia” includes Alfa Beta (Greece), Mega Image (Romania), 51% of Super Indo (Indonesia) and since August 1, 2011 Maxi (Serbia, Bulgaria, Bosnia and Herzegovina and Montenegro). 2011 figures have been adjusted as Albanian operations are now included in discontinued operations.

Business combinations and acquisition of non-controlling interests

Business combinations

Acquisitions in 2012

During 2012, Delhaize Group entered into several agreements in Belgium and Romania that have resulted in the acquisition of businesses and were accounted for in accordance with IFRS 3. The total consideration transferred during the year for these transactions was €5 million (of which €3 million in the fourth quarter) and resulted in an increase of goodwill of €3 million.

Delta Maxi acquisition of 2011

On July 27, 2011, Delhaize Group acquired 100% of the shares and voting rights of Delta Maxi for a purchase price of €615 million, subject to customary purchase price adjustments, but not any earn-out or similar clauses. At December 31, 2011, the total consideration transferred amounted to (i) €574 million in cash, net of €21 million cash acquired, of which €100 million was held in escrow by the seller and (ii) €20 million held in escrow by the Group. The acquired business, in combination with the Group’s existing operations in Greece and Romania, made Delhaize Group a leading retailer in Southeastern Europe. At acquisition date, Delta Maxi operated 485 stores and 7 distribution centers in five countries in Southeastern Europe. Delta Maxi has been included into Delhaize Group’s consolidated financial statements as of August 1, 2011 and is part of the Southeastern Europe & Asia segment.

During the first half of 2012, Delhaize Group completed the purchase price allocation of the Delta Maxi acquisition and revised the provisional amounts previously recognized to reflect additional information obtained on the acquisition date fair values for assets acquired and liabilities assumed. As part of this process, the Group completed its assessment and quantification of legal contingencies that were assumed as part of the acquisition and recognized corresponding provisions in accordance with IFRS 3. The contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases. The agreement with the former owner of Delta Maxi contains specific indemnification clauses for all known significant contingencies and, consequently, the Group recognized indemnification assets of €33 million for such contingencies as it expects to be compensated by the former owner for any potential losses. The €20 million held in escrow by the Group was entirely released through the year. As a result, acquisition date goodwill increased from €467 million to €507 million.

(in millions of €)	August 1, 2011
Cash paid	595
Cash held in escrow	20

Total consideration transferred	615
Indemnification assets	(33)

Total consideration	582

The above noted adjustments have been, in accordance with IFRS 3, recognized in the consolidated financial statements of Delhaize Group as if the accounting had been completed at the acquisition date and comparative information has been revised correspondingly. The revision of acquisition date fair values did not have a significant impact on the profit and loss of the year ended December 31, 2011. However, due to the recognition of unfavorable lease contracts in the revised opening balance sheet, the store closing expenses recorded during the first quarter of 2012 were overstated by approximately €8 million. As such, the first quarter 2012 results have been revised accordingly by approximately €7 million, net of tax, and thus the

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	15 of 27

Group share in net loss amounted to €3 million instead of the €10 million reported in the Group’s interim consolidated financial statements for the first quarter 2012.

The table below summarizes the total consideration paid for Delta Maxi and the amounts of the assets acquired and liabilities assumed as recognized at acquisition date comparing the provisional fair values (as disclosed in our 2011 annual report) and revised final acquisition date fair values (since June 30, 2012):

	August 1, 2011 Acquisition date Fair Values
(in millions of €)	Provisional Fair Values(1)	Final Fair Values(2)
Intangible assets	194	218
Property, plant and equipment	426	394
Investment property	44	34
Financial assets	24	24
Inventory	69	68
Receivables	59	54
Other assets	9	9
Cash and cash equivalents	21	21
Assets classified as held for sale	15	16

	861	838
Long-term debt, including current portion	(211)	(211)
Obligations under finance lease	(8)	(8)
Short-term borrowings	(132)	(132)
Provisions	(14)	(45)
Accounts payable	(259)	(261)
Other liabilities	(37)	(69)
Deferred tax liabilities	(24)	(22)

Total identified net assets	176	90
Non-controlling interests (measured at the proportionate shares of the net assets)	(28)	(15)
Goodwill arising on acquisition	467	507

Total	615	582

(1)	As disclosed in the 2011 annual report.
(2)	As disclosed in the June 30, 2012 interim financial information.

The acquisition date goodwill was €507 million and has been allocated to the specific cash-generating units that were expected to benefit from the synergies of the combination, resulting in the following split between the various countries where Maxi operated, which represent the lowest level at which management monitors goodwill:

(in millions of €)	Final Acquisition Date value
Serbia	448
Bosnia & Herzegovina	26
Bulgaria	15
Montenegro	10
Albania	8

Total	507

The goodwill reflected the anticipated synergies that could be realized from integrating Delta Maxi into Delhaize Group’s international network, especially in the areas of improved procurement, better inventory management and optimized IT and supply chain systems and processes and is deductible for income tax purposes.

From the date of acquisition, Maxi has contributed €460 million to the Group’s revenues and €(0.2) million to the net profit of the year in 2011. If the business combination had occurred at the beginning of the year, the 2011 revenues of Delhaize Group would have been approximately €584 million higher. This pro forma information is provided for informational purposes only and is not necessarily indicative of the revenues that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future revenues. Due to significant differences in accounting policies applied before acquisition date by Delta Maxi and existing policies applied within Delhaize Group, it was concluded that it

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	16 of 27

would be impracticable to estimate the pro forma impact on the Group’s consolidated net profit for the full year.

 Acquisition of non-controlling interests

In June 2012, the minority shareholder of Ela d.o.o. Kotor irrevocably and unconditionally exercised its put option selling to Delhaize Group its share of 49% in the subsidiary. In accordance with IAS 32, the Group recognized, as part of the purchase price allocation, (i) a liability of approximately €13 million in connection with the put option, representing its best estimate of the expected cash outflow, and (ii) an indemnification asset of approximately €6 million towards the former owner of Delta Maxi. The Group reclassified the remaining non-controlling interest into retained earnings and recognized the subsequent immaterial changes in value of the liability and the indemnification asset in profit or loss.

During 2012, Delhaize Group acquired additional non-controlling interests for a total amount of €10 million, including transaction costs, recognized in equity, mainly relating to other Maxi subsidiaries. No material acquisitions occurred during the fourth quarter of 2012.

Divestitures and Discontinued Operations

Divestitures

On February 14, 2012, Delhaize Group reached a binding agreement to sell Wambacq & Peeters SA, a Belgian transport company, to Van Moer Group. This transaction did not meet the criteria of a “Discontinued Operation” and was completed on April 30, 2012.

Delhaize Group received €3 million in cash and recorded a gain on disposal of €1 million in 2012.

Disposal / discontinued operations of Delhaize Albania SHPK

The assets and liabilities related to the Group’s operations in Albania (part of the Southeastern Europe & Asia segment) have been presented as held for sale following Delhaize Group’s decision on December 19, 2012 to sell Delhaize Albania SHPK. As a result, the profit and loss accounts of 2012 and 2011 were classified as “Result from discontinued operations.”

In January 2013, Delhaize Group reached a binding agreement with Balfin SHPK and agreed on a sales price of €2 million, subject to contractual adjustments. The transaction was completed in February 2013.

At December 31, 2012, the carrying value of assets classified as assets held for sale and associated liabilities were as follows:

(in millions of €)	2012
Property, plant and equipment	1
Inventories	3
Receivables and other current assets	1
Cash and cash equivalents	1

Assets classified as held for sale	6
Less:
Non-current liabilities	(1)
Accounts payable and accrued expenses	(3)

Assets classified as held for sale, net of associated liabilities	2

The Group recognized an impairment loss of €16 million to write down the carrying value of Delhaize Albania to its fair value less costs to sell, which included a goodwill impairment charge of €8 million.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	17 of 27

»  Balance Sheet and Cash Flow Statement

Capital expenditures

During 2012, Delhaize Group made capital expenditures of €688 million, consisting of €590 million in property, plant and equipment, €92 million in intangible assets and €6 million in investment property. In the fourth quarter of 2012, the Group incurred capital expenditures of €161 million, consisting of €136 million in property, plant and equipment and €25 million in intangible assets.

During the second quarter of 2012, Delhaize Group was awarded a government grant of €10 million, primarily in connection with the construction of a warehouse in Greece. The amount was recognized as deferred income, in accordance with the Group’s accounting policy on government grants, and is released into profit or loss over the useful life of the respective assets.

In addition, the Group added property under finance leases in 2012 for a total amount of €14 million (€2 million for the fourth quarter). The carrying amount of tangible and intangible assets that were sold or disposed for the same period was €35 million (€15 million for the fourth quarter).

As part of the acquisition of Delta Maxi Group, the Group identified a number of properties, mainly small shops, office buildings, pharmacies or bank branches, which it considered not being incremental to its retail operations and thus decided to sell these assets and to classify them as held for sale. During 2012, the Group sold assets with a total book value of €17 million and, as a sale within the anticipated timeframe was considered to be no longer feasible, properties for a total net book value of €7 million have been reclassified to investment property (see also below “Impairment”). At December 31, 2012, the remaining properties held for sale were €10 million and were part of the Southeastern Europe & Asia segment.

Equity

In 2012, Delhaize Group did not purchase any treasury shares and issued 29 308 shares of common stock for €1 million in the fourth quarter as a consequence of the exercise of warrants, and used 139 813 treasury shares to satisfy the vesting of restricted stock units that were granted as part of the share-based incentive plans (21 304 during the fourth quarter of 2012). The Group owned 1 044 135 treasury shares as of December 31, 2012.

Dividends

At Delhaize Group’s shareholders’ meeting on May 24, 2012, Delhaize Group’s shareholders approved the distribution of a €1.76 gross dividend per share for financial year 2011. After deduction of a 25% withholding tax, this resulted in a net dividend of €1.32 per share. The 2011 dividend became payable to owners of Delhaize Group’s ordinary shares on June 1, 2012 and to owners of Delhaize Group ADRs (American Depository Receipts) on June 6, 2012 and was subsequently paid.

The Board of Directors of Delhaize Group will propose to the Ordinary Shareholders Meeting of May 23, 2013, the payment of a gross dividend of €1.40 per share. The decision to decrease the dividend this year is a clear example of Delhaize Group’s commitment to maintaining its financial strength and achieving revenue growth. After deduction of the 25% Belgian withholding tax, the proposed net dividend is €1.05 per share. The net dividend of €1.05 per share will be payable to owners of ordinary shares against coupon no. 51. Delhaize Group ordinary shares will start trading ex-coupon on May 28, 2013 (opening of the market). The record date (i.e. the date at which shareholders are entitled to the dividend) is May 30, 2013 (closing of the market) and the payment date is May 31, 2013.

Financial liabilities and derivatives

In April 2012, Delhaize Group issued $300 million aggregate principal amount of senior notes with an annual interest rate of 4.125% due 2019. The senior notes were issued at a discount of 0.193% of their principal amount. The offering of the notes was made to qualified investors pursuant to an effective registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission (SEC) and are not listed on any stock exchange. At the same time, the Group completed a tender offer for cash prior to maturity of up to €300 million aggregate principal amount of its outstanding €500 million 5.625% senior notes due 2014. The net proceeds of the debt issuance were used in part to fund the partial repurchase of these senior notes of a nominal amount of €191 million at a price of 108.079%. Simultaneously, Delhaize Group entered into (i) matching interest rate swaps to hedge the Group’s exposure to changes in the fair value of the 4.125% notes due, which are designated and documented as a fair value hedge, and (ii) cross

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	18 of 27

-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure.

During November 2012, Delhaize Group issued €400 million senior fixed rate bonds due 2020 at an annual coupon of 3.125%, issued at 99.709% of their principal amount. Delhaize Group entered into matching interest rate swaps to hedge €100 million of the Group’s exposure to changes in the fair value of the 3.125% bonds due to variability in market interest rates and applied fair value hedge accounting to this portion of the debt. The net proceeds of the issuance were primarily used to fund the following tender offers:

—

In December 2012, Delhaize Group completed a second tender offer for cash and purchased an aggregate nominal amount of €94 million of the above mentioned €500 million 2014 notes at a price of 107.740%. Following the completion of both offers, an aggregate nominal amount of €215 million of the notes remained outstanding.

—

Simultaneously, the Group also completed an offer for cash for any and all of its outstanding $300 million 5.875% senior notes due 2014 and purchased $201 million of the tendered notes at a purchase price of 105.945%. Following the completion of the tender, an aggregate nominal amount of $99 million of the notes remained outstanding. Delhaize Group exercised its right to redeem these remaining outstanding notes, which was completed on January 3, 2013 and prospectively discontinued hedge accounting.

These refinancing transactions did not qualify as a debt modification and resulted in the derecognition of existing notes and recognition of new notes.

Both the €400 and $300 million notes issued in 2012 contain a change of control provision allowing their holders to require Delhaize Group to repurchase the notes in cash for an amount equal to 101% of their aggregated principal amount plus accrued and unpaid interest thereon, if any, upon the occurrence of both (i) a change in control and (ii) a downgrade of the rating of the notes by the rating agencies Moody’s and Standard & Poors within 60 days of Delhaize Group´s public announcement of the occurrence of a change of control.

Further, during the second quarter of 2012, the $113 million floating term loan issued by the Group matured and was repaid.

Employee benefits

Share based payments

In May 2012, Delhaize Group granted 126 123 restricted stock unit awards and 291 727 warrants to senior management of its U.S. operating companies under the “Delhaize Group 2012 Stock Incentive Plan.” The fair value for the restricted stock unit awards is $38.86 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of $38.86, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is $6.10 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	3.50%
Expected volatility	27.86%
Risk-free interest rate	0.64%
Expected term in years	4.2

During the acceptance period which ended in July 2012, Delhaize Group issued 362 047 stock options to senior management of its non-U.S. operating companies at an exercise price of €30.99. The options will vest over a three and a half year period and will expire seven years from the grant date. The fair value per option is calculated based on the weighted average share price over the acceptance period and is €3.86. The Black-Scholes-Merton model has been used to calculate the option fair value using the following assumptions:

Expected dividend yield	3.30%
Expected volatility	26.03%
Risk-free interest rate	0.65%
Expected term in years	5.8

During the third quarter of 2012, Delhaize Group granted under its U.S. 2012 stock incentive plan additional 40 000 restricted stock unit awards and 300 000 warrants. The fair value for the restricted stock unit awards and the exercise price of the warrants is $39.62 based on the share price at the grant date. The restricted

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	19 of 27

stock unit awards will vest over a five-year period starting at the end of the second year after the award. The fair value per warrant is $5.89. The warrants will vest ratably over a three-year period and expire ten years from the grant date and were estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	3.57%
Expected volatility	27.15%
Risk-free interest rate	0.48%
Expected term in years	4.2

During the fourth quarter of 2012, Delhaize Group granted under its non-U.S. 2007 stock option plan an additional 35 000 stock options at an exercise price of €26.39. The options will vest over a three year period and will expire seven years from the grant date. The fair value per option is €4.27 and was calculated at the grant date using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	3.37%
Expected volatility	26.72%
Risk-free interest rate	0.58%
Expected term in years	5.8

»  Income Statement

Other operating income

Q4 2012	Q4 2011	(in millions of €)	YTD 2012	YTD 2011
12	13	Rental income	52	46
4	6	Income from waste recycling activities	20	26
2	2	Services rendered to wholesale customers	7	11
2	1	Gain on sale of property, plant and equipment	10	3
11	23	Other	33	32
31	45	Total	122	118

Other operating expenses

Q4 2012	Q4 2011	(in millions of €)	YTD 2012	YTD 2011
3	(4)	Store closing expenses	(125)	(8)
(270)	(133)	Impairment	(272)	(135)
(13)	(8)	Loss on sale of property, plant and equipment	(22)	(13)
2	(2)	Other	(9)	(13)
(278)	(147)	Total	(428)	(169)

Store closing expenses

During 2012, Delhaize Group closed a total of 180 stores, of which 146 stores (126 in the United States and 20 Maxi stores) were closed early 2012 following a store portfolio review both in the United States and Europe, and resulted in total store closing charges of €125 million, primarily recorded in the first quarter.

Impairment

Impairment recognized during 2012 was €272 million, of which €270 million was incurred in the fourth quarter, and can be detailed as follows:

(in millions of €)	2012	2011
Goodwill	136	—
Intangible assets	17	3
Property, plant & equipment	87	115
Investment property	14	17
Assets held for sale	18	—

Total	272	135

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	20 of 27

In 2012, as part of the goodwill impairment review, the Group impaired 100% of the goodwill of Bulgaria, Bosnia & Herzegovina and Montenegro (total €51 million) and €85 million of the goodwill of Serbia. The Group also recognized impairment charges in connection with the Piccadilly brand in Bulgaria of €15 million (50% impaired as initial carrying amount was €29 million) and other intangible assets at Delhaize America of €2 million. In addition, the Group recognized impairment charges of €87 million in property, plant and equipment related to (i) 45 stores (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food) that were closed early 2013 and 9 underperforming stores, all in the United States, for a total amount of €54 million, (ii) 6 stores to be closed and 57 underperforming stores in Southeastern Europe (€28 million), and (iii) 1 closed store and 6 underperforming stores in Belgium (€5 million). Furthermore, impairment charges of €14 million were recognized on investment properties, primarily on 15 properties in the United States and a warehouse in Albania. Finally, assets held for sale at Maxi Group were impaired by €18 million as a result of the weakening real estate market and the deteriorating state of the property for sale.

Income taxes

During 2012, the effective tax rate decreased from 24.6% to 15.8%. This decrease was due to the deductibility of the store portfolio optimization charges recorded in the first quarter of 2012 in the U.S., the Group’s highest tax jurisdiction, and the positive impact of the resolution of several tax matters in the U.S. in the third quarter of 2012. As a result, the Group revised its estimates in connection with various uncertain tax positions and recognized a total income tax benefit of €47 million ($60 million). These impacts were only partially compensated by the non-deductible goodwill impairment charges of €136 million in the fourth quarter of 2012.

Related Party Transactions

Through December 31, 2012, an aggregate number of 527 737 stock options and warrants and 62 349 restricted stock units were granted to members of the Executive Management.

»  Contingencies

In April 2007, representatives of the Belgian Competition Council visited Delhaize Group’s Procurement Department in Zellik, Belgium, and requested certain documents. This visit was part of a local investigation affecting several companies in Belgium in the supply and retail of health and beauty products and household goods.

On October 1, 2012, the Auditor of the Belgian Competition Council issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, on an alleged coordination of price increases on the concerned market from 2002 to 2007. As a next step, The Belgian Competition Council will hear the parties and establish a calendar for the exchange of arguments during which Delhaize Group intends to vigorously defend itself.

The investigation report does not contain sufficient information, and there is no similar case precedent, that would allow estimating a possible financial impact that could result from any future decision of the Belgian Competition Council. According to Belgian legislation, compensation payments are calculated on the turnover of the last year of the alleged infringement and capped to 10% of the Belgian annual revenues of the year preceding the decision of the Competition Council. Such compensation payments, if any, will therefore be capped to 10% of the Belgian annual revenues of 2012 or 2013, depending on the timing of the decision. A decision by the Council is not expected before the end of 2013 and, under the current legislation, the parties involved have the right to appeal in court. Consequently, Delhaize Group does currently not have sufficient information available to make a reliable estimate of any financial impact or the timing thereof.

Other contingencies are materially unchanged from those described in Note 34 on page 143 of the 2011 Annual Report.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	21 of 27

»  Subsequent events

On January 3, 2013, Delhaize Group redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014 and the underlying cross-currency swap.

On January 17, 2013, Delhaize Group announced the decision to close 52 stores, 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food), 6 stores in Southeastern Europe and 1 store in Belgium. As a result, the group recorded an impairment charge of €49 million in the fourth quarter of 2012. During the first part of 2013, the Group expects earnings to be impacted by approximately €80 million to reflect store closing liabilities including a reserve for ongoing lease and severance obligations, accelerated depreciation related to store conversions, and conversion costs. In addition, the Group will record charges of approximately $20 million (€15 million) in the first quarter of 2013 related to the severance of support services senior management and associates in the U.S.

In January 2013, the Greek parliament prospectively enacted an increase in the corporate tax rate from 20 to 26%. The impact on Alfa Beta and Delhaize Group will be immaterial.

In February 2013, Delhaize Group launched a tender offer to acquire 16% non-controlling interest in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, at a price of €300 per share. At December 31, 2012 Delhaize Group owned 75.4% of C-Market, or 150 254 shares.

In February 2013, Delhaize Group completed the sale of its Albanian activities and recorded a gain of approximately €1 million.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	22 of 27

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

»  Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

»  Number of Stores

	End of 2011	End of Q3 2012	Change Q4 2012	End of 2012
United States	1 650	1 550	+3	1 553
Belgium	821	834	+6	840
Greece	251	266	+2	268
Romania	105	153	+40	193
Serbia	366	360	+3	363
Bulgaria	42	42	+1	43
Bosnia and Herzegovina	44	41	0	41
Albania	18	23	0	23
Montenegro	22	23	+1	24
Indonesia	89	96	+7	103
Total	3 408	3 388	+63	3 451

»  Organic Revenue Growth Reconciliation

Q4 2012	Q4 2011 (2)	% Change	(in millions of €)	YTD 2012	YTD 2011 (2)	% Change
5 763	5 634	2.3%	Revenues	22 737	21 110	7.7%
(112)			Effect of exchange rates	(1 025)
5 651	5 634	0.3%	Revenues at identical exchange rates	21 712	21 110	2.9%
-	-		Acquisitions	(601)
-	(120)		Effect of the US store portfolio optimization (1)	(50)	(476)
5 651	5 514	2.5%	Organic revenue growth	21 061	20 634	2.1%

(1)	The organic revenue growth excludes the revenues generated by the 126 U.S. stores which were closed in Q1 2012
(2)	2011 has been restated as revenues from the Albanian operations are now included in discontinued operations

»  Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, for external users, better than “operating profit,” represents the underlying operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative for underlying operating performance.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	23 of 27

(in millions)	YTD 2012
	United States	United States	Belgium	SEE & Asia Corporate		TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	441	343	202	(113)	(42)	390
Add/(substract):
Fixed assets impairment charges (reversals)	81	63	5	204	-	272
Restructuring charges (reversals)	-	-	-	-	-	-
Store closing expenses (reversals)	140	109	1	15	-	125
(Gains)/losses on disposal of fixed assets	6	5	7	(1)	1	12
Other	37	29	(18)	-	-	11
Underlying Operating Profit	705	549	197	105	(41)	810

(in millions)	Q4 2012
	United States	United States	Belgium	SEE & Asia Corporate		TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	88	68	57	(160)	(15)	(50)
Add/(substract):
Fixed assets impairment charges (reversals)	79	61	5	204	-	270
Restructuring charges (reversals)	-	-	-	-	-	-
Store closing expenses (reversals)	(5)	(5)	1	1	-	(3)
(Gains)/losses on disposal of fixed assets	2	2	8	-	1	11
Other	(8)	(6)	(18)	-	-	(24)
Underlying Operating Profit	156	120	53	45	(14)	204

2012 was significantly impacted by €272 million impairment charges and the store portfolio optimization expenses: €125 million store closing expenses and €22 million of related expenses, included in the caption “Other” and mainly consisting of sales price mark-downs and accelerated depreciation. In addition, the caption “Other” contains storm damage expenses of €5 million, a retirement expense of €3 million and severance expenses of €6 million, partially compensated by a net gain of €7 million on the settlement of legal cases in the U.S. and a payroll tax refund related to prior year of €18 million in Belgium.

The fourth quarter of 2012 was impacted primarily by €270 million of impairment charges, partially compensated by a net gain of €24 million in “Other” items. The “Other” items consist mainly of a gain of €10 million related to the settlement of a legal case in the U.S. and a payroll tax refund related to prior year of €18 million in Belgium, which were partially offset by €6 million severance expenses in the U.S.

Additional explanations can be found in the note above “Other operating expenses.”

»  EBITDA Reconciliation

Q4 2012	Q4 2011	(in millions of €)	YTD 2012	YTD 2011
(50)	147	Profit (loss) from operations	390	813
162	158	Depreciation and amortization	649	585
270	133	Impairment	272	135
382	438	EBITDA	1 311	1 533

»  Free Cash Flow Reconciliation

Q4 2012	Q4 2011	(in millions of €)	YTD 2012	YTD 2011
586	332	Net cash provided by operating activities	1 408	1 106
(135)	(213)	Net cash used in investing activities	(637)	(1 265)
(2)	(86)	Net investment in debt securities	1	(72)
449	33	Free cash flow	772	(231)

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	24 of 27

»  Net Debt Reconciliation

(in millions of €, except net debt to equity ratio)	December 31, 2012	December 31, 2011
Non-current financial liabilities	2 925	3 014
Current financial liabilities	218	209
Derivative liabilities	14	20
Derivative assets	(61)	(58)
Investment in securities - non-current	(11)	(13)
Investment in securities - current	(93)	(93)
Cash and cash equivalents	(932)	(432)
Net debt	2 060	2 647
Net debt to equity ratio	39.7%	48.8%

»  Identical Exchange Rates Reconciliation

(in millions of €, except per share amounts)	YTD 2012			YTD 2011	2012/2011
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	22 737	(1 025)	21 712	21 110	7.7%	2.9%
Operating profit	390	(33)	357	813	(52.0%)	(56.1%)
Net profit from continuing operations	125	(24)	101	477	(73.7%)	(78.9%)
Basic EPS from continuing operations	1.27	(0.25)	1.02	4.74	(73.3%)	(78.4%)
Net profit - Group share	105	(24)	81	475	(77.8%)	(82.9%)
Basic EPS from Group share in net profit	1.05	(0.24)	0.81	4.71	(77.8%)	(82.9%)
Free cash flow	772	(34)	738	(231)	N/A	N/A
(in millions of €)	December 31, 2012			December 31, 2011	Change
Net debt	2 060	(0)	2 060	2 647	(22.1%)	(22.2%)

(in millions of €, except per share amounts)	Q4 2012			Q4 2011	2012/2011
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 763	(112)	5 651	5 634	2.3%	0.3%
Operating profit (loss)	(50)	(12)	(62)	147	N/A	N/A
Net profit (loss) from continuing operations	(151)	(10)	(161)	100	N/A	N/A
Basic EPS from continuing operations	(1.47)	(0.11)	(1.58)	0.99	N/A	N/A
Net profit (loss) - Group share	(168)	(10)	(178)	99	N/A	N/A
Basic EPS from Group share in net profit (loss)	(1.67)	(0.10)	(1.77)	0.98	N/A	N/A
Free cash flow	449	(7)	442	33	N/A	N/A

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a)    these condensed consolidated financial statements for the year ended December 31, 2012 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b)    the summary financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the financial year 2012 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, March 6, 2013

Pierre-Olivier Beckers	Pierre Bouchut
President and CEO	Executive Vice President and CFO

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	25 of 27

REPORT OF THE STATUTORY AUDITOR

The statutory auditor, Deloitte Reviseurs d’Entreprises SCC, represented by Mr. Michel Denayer, confirmed on March 6, 2013, that the audit opinion on the annual consolidated financial statements of Delhaize Group for the year ended December 31, 2012, is unqualified. The annual financial information included in this press release is in accordance with the annual financial statements authorized for issue by the Board of Directors on March 6, 2013.

RISKS

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 54 through 59 of the 2011 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

—

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

—	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects
—

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

—	EBITDA: operating profit plus depreciation, amortization and impairment
—	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities
—	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents
—	Net financial expenses: finance costs less income from investments
—	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates
—	Outstanding shares: the number of shares issued by the Company, excluding treasury shares
—

Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group’s operating performance of the period

—

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

—	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	26 of 27

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements  made  from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address  activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings, the closing, conversion and opening of stores, the expected effect  of  the  portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic  options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking  statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These  forward-looking statements generally can be identified as statements that include phrases such as “guidance,”  “outlook,”  “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,”  “intend,”  “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based  on current  information, actual outcomes and results may differ materially from those projected depending upon a variety  of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer  spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination  with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and  supply or quality  control problems with vendors. Additional risks and uncertainties that could cause actual results to differ  materially from  those stated or implied by such forward-looking statements are described in Delhaize Group’s most  recent Annual Report  on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and  Exchange  Commission, which risk  factors are incorporated herein by reference. Delhaize Group disclaims any  obligation to update  developments of these  risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or  developments.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2012	27 of 27

DELHAIZE GROUP

2012 Q4 and FY Results

March 2013

Forward looking statements

“This presentation includes forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form 20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation.”

DELHAIZE GROUP 2

Our priorities are clear

Food Lion repositioning

Revenue

Targeted price investments

Accelerate organic growth in selected markets

Strengthening our brands

Ruthless discipline in our capital allocation

Free Cash

Further working capital improvements

Flow

Average of €500 million FCF per annum

Continued focus on enhancing efficiency and reducing complexity

Costs

DELHAIZE GROUP 3

Encouraging signs

• U.S.

• Improving sales performance

• Particularly at Food Lion, where repositioned stores delivered both CSS and volume growth in Q4

• Increased price investments

• Belgium

• Q4 helped by good end-of-year sales

• SEE&A

• 89 store openings in 2012 at Mega Image, 40 of which in Q4

• Total segment accounts for around half of group organic revenue growth

• Serbia hits 4% underlying operating margin

• Strong FCF generation

• €449 million in Q4, resulting in €772 million for 2012

DELHAIZE GROUP 4

DELHAIZE GROUP

Financial Update

Financial results – FY 2012

FY

Actual Rates

Identical Rates

(€ in Millions)

2011

2012

Revenues

21,110

22,737

7.7%

2.9%

Gross Profit /

5,361

5,567

3.8%

(1.3%)

%

25.4%

24.5%

(91 bps)

(102 bps)

Underlying Operating Profit /

937

810

(13.4%)

(17.5%) %

4.4%

3.6%

(87 bps)

(88 bps)

Profit before taxes and

633

149

(76.4%)

(80.0%)

discontinued operations

Group Share in Net Profit(1)

475

105

(77.8%)

(82.9%)

Free Cash Flow(2)

343

772

124.6%

114.9%

DELHAIZE GROUP

(1) Including €124 m exceptional charges, €180m net finance costs and €156m income tax expenses in 2011, and €420m exceptional charges, €241m net finance costs and €24m income tax expenses in 2012.

6

(2) 2011 excluding €574 million associated with the acquisition of Delta Maxi

Price investments continue to impact underlying operating profit…

Delhaize Group

Delhaize America

Delhaize Belgium

Q4 2011

4.8%

5.1%

4.9%

Q4 2012

3.5%

3.3%

4.0%

FY 2011

4.4%

4.8%

4.8%

FY 2012

3.6%

3.8%

4.0%

DELHAIZE GROUP 7

…and are driving both U.S. revenue growth and margin pressure…

Delhaize America

Price investments and Margin compression YoY

60

Q1 2012

100

• We expect the decline of

our underlying operating

120

margin to moderate in

Q2 2012

2013 as a result of

100

• Sales uplifts

(1)

• Cost savings

150

• Only 20% of Food

Q3 2012

150

Lion stores left to be

repositioned after

Phase 4

200

Q4 2012

180

Price investments (bps)

Underlying operating margin compression YoY (bps)

(1) Excluding the reduction of the U.S. bonus accrual in Q3 2012

DELHAIZE GROUP 8

…while also impacting profitability in Belgium

Delhaize Belgium

Underlying operating margin

49%.

Q1

4.6%

4.8%

• Our average price

Q2

investments in 2012 were

3.8%

80 bps, similar to our

underlying operating

Q3

4.5%

margin decline

3.5%

4.9%

Q4

4.0%

2011

2012

DELHAIZE GROUP

9

2010-2012 cost savings plan has been achieved

(€ in Millions)

Gross cost savings

2010

232

• €550 million gross cost

savings helped to offset

some of the price

investments

2011

407

500

target

550

2012

DELHAIZE GROUP

10

Underlying EBITDA proved resilient

(€ in Millions)

Underlying EBITDA

EBITDA

2011

1,520

2011

1,533

At Identical

Rates

-8.7%

-18.3%

2012

1,386

2012

1,252

2011

1,520

2011

1,533

At Actual

-4.2%

-14.5%

Rates

2012

1,456

2012

1,311

DELHAIZE GROUP

11

Robust Free Cash Flow generation

(€ in Millions)

74

222

23

772

600

230

542

343

2011 FCF Working Capex

EBITDA

Misc.

2012 FCF

Non-

2012

Capital(1)

recurring(2) Sustainable

FCF

(1) Including €438m Inventories, €84m Accounts Payable and €78m Accounts Receivable

(2) Positive impact of inventories of €120m (U.S. delayed deliveries due to weather) + €50m (U.S. store closures); €30m asset disposals; €30m tax payments; €60m payment terms, mainly SEE&A

DELHAIZE GROUP

12

2012 Cash Capex discipline

(€ in Millions)

Geography

Category

100 = €762

100 = €688

100 = €762

100 = €688

New stores

30%

23%

U.S.

55%

52%

Remodelings

24%

34%

22%

Distribution centers

12%

9%

Belgium

19%

HQ & IT

18%

18%

SEE&A

24%

23%

Corporate\

Maintenance & Other

16%

16%

2%

3%

2011

2012

2011

2012

DELHAIZE GROUP

13

Solidifying our financial structure

(€ in Millions)

Net debt / equity

3,000

2,500

2,000

1,500

1,000

500

0

61.0%

57.3%

46.8%

35.3%

48.8%

39.7%

70%

60%

50%

40%

30%

20%

10%

0%

2007 2008 2009 2010 2011 2012

Net debt Net debt to equity

Adjusted net debt / EBITDAR(1)

6,000

5,000

4,000

3,000

2,000

1,000

0

2.5x

2.7x

2.4x

2.2x

2.8x

2.9x

3.5

3.0

2.5

2.0

1.5

1.0

0.5

0.0

2007 2008 2009 2010 2011 2012

Adjusted Net Debt Adjusted Net Debt/EBITDAR

DELHAIZE GROUP

(1) Leverage ratio adjusted for operating leases. Debt has been adjusted by capitalizing 8x the lease charges whilst EBITDA includes the annual lease expense. This ratio does not necessarily reflect rating agencies’ methodology.

14

2013 Guidance

• Flat SG&A as percentage of revenues

• Reduction in finance expenses to approximately €210 million

• Target capex of approximately €650 million

• 200 store openings

• Average €500 million FCF per annum over 2013-2015

DELHAIZE GROUP

15

DELHAIZE GROUP

Operational Update

U.S. - Priorities

• Accelerate the transformation of Food Lion

• Strengthen Hannaford

• Optimize Bottom Dollar Food

• More competitive organizational structure

DELHAIZE GROUP 17

Belgium - Priorities

• Reinforce historical strengths of Quality, Health, Assortment

• Differentiate on store experience

• Further increase competitiveness on price and promotions

DELHAIZE GROUP 18

SEE&A - Priorities

• Focus on market share consolidation in Greece

• Further delivery of Maxi synergies

• Accelerate growth in Romania, Serbia, Bulgaria and Indonesia

• 150 store openings planned

DELHAIZE GROUP 19

Conclusion

Food Lion repositioning

Revenue

Targeted price investments

Accelerate organic growth in selected markets

Strengthening our brands

Ruthless discipline in our capital allocation

Free Cash

Further working capital improvements

Flow

Average of €500 million FCF per annum

Continued focus on enhancing efficiency and reducing complexity

Costs

DELHAIZE GROUP 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 11, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President